Contact

www.linkedin.com/in/tonyvlam (LinkedIn)
www.enterprisepurchasing.com (Company)
www.omnibev.com (Company)
www.mavenscreamery.com (Company)

Top Skills

Cisco Technologies
TCP/IP
SaaS

Languages

Vietnamese

Certifications

CCNA

Tony Lam

HBS YALP 2023 |Social Investor | Shark Tank Winner | SKU CPG Accelerator Winner | E-Commerce Logistics GPO | FoodTech Advisor | Franchisee | Mentor | Chief Strategist| Biz Dev | Jack of All Trades & Master of the Hustle

San Francisco Bay Area

Experience

Launch Your First

Chief Growth Officer
September 2019 - Present (5 years 2 months)
San Francisco Bay Area

Because one success creates another.

We live in the space where data meets heart. Where intelligent risk smashes the status quo. Where the ability to change and adapt can still honor the past. And, where fresh perspective and creative thinking is always embraced and relentlessly aspired to.

Launch Your First was founded by Tony Lam, our lead strategist, chief relationship maker, and an all-around good human. His life is a story of firsts. First experiences that have tumbled into extraordinary successes. First-generation. First franchise. First-time CEO.

Tony’s approach to his work is just as much about instinct as it is about structure. He earned his chops in the food and beverage space through sweat, long hours, and a visceral desire to succeed. He owns and operates five Wingstop restaurants with a staff of more than 100.

Through his success, he discovered another rising gem in the industry: Mavens Creamery, a disruptor in the frozen dessert market that has doubled sales year over year. They’ve gone from a humble in-home enterprise to now working with more than 300 retail grocery chains and food services. And, recently, they were featured on Shark Tank. Tony achieved success through intelligent marketing experimentation and having the right sales conversations with the right people, at the right time.

Enterprise Purchasing Group

Consultant
August 2020 - Present (4 years 3 months)

California, United States

EPG provides one-stop logistics procurement to drive businesses forward. We increase our members' profitability through access to exclusive vendor contracts and industry-leading procurement resources. By leveraging purchasing volume we negotiate pricing beyond what our members could achieve on their own. Ultimately, OUR business is to make YOURS more profitable.

Wingstop Restaurants, Inc.

19 years 5 months

Wingstop Brand Partner (5 Locations)
June 2005 - Present (19 years 5 months)
San Jose, CA

- Opened the 2nd Wingstop in Bay Area back in 2005

- Own and operate five Wingstop Restaurants with 100+ staff

- Devise, implement and manage the marketing strategy that has increased sales 15-20% YoY in 2019 in 4 out 5 store locations

- Train store managers in business operations, customer service, and employee retention.

President - San Francisco Bay Area Wingstop Marketing COOP
March 2012 - December 2021 (9 years 10 months)
San Jose, CA

- Oversee the annual marketing budget ($1.5M+) for SF Bay Area Marketing COOP

- Strategize annual marketing plan with ad agency to purchase media buys to drive sales growth for entire COOP

- Instrumental in inking the deal with the GS Warriors and becoming "The Official Wings of the Golden State Warriors" since 2015

Mavens Creamery
Co-Owner & Shark Tank Winner
July 2015 - Present (9 years 4 months)
San Jose, CA

- Mavens Creamery, aired on ABC's Shark Tank on Season 10, Episode 20

- Mavens Creamery is the Largest All-Natural Macaron Ice Cream Manufacturer in the USA

- Provided sales, marketing, business development, investment, and operational support to a startup that began from a home kitchen into a million-dollar business in 4 years.

- Signed up 300 channel accounts that consist of food venues and supermarket chains such as Safeway, Whole Foods, Vons, Pavilion, Krogers, and King Soopers to carry our product

- Grew Instagram fan base to 22,400 followers & 3000 Facebook Fans in just 2 years

ONSKY HEALTH INTERNATIONAL
Seed Investor
August 2022 - Present (2 years 3 months)
San Francisco Bay Area

OnSky Health is a medtech and connected-health company in USA. We offer comprehensive Connected-Health Solutions and Emergency Services focusing on Telehealth, Continuous Virtual Care and Remote Patient Monitoring applications to help the aging population, in-home patients, people with chronic diseases and senior living residents to achieve peace of mind, confidence and better quality of life.

BoxNearby Corp
Strategic Advisor
January 2022 - Present (2 years 10 months)
San Francisco Bay Area

Based in Silicon Valley, California, BoxNearby Corp ("BoxNearby") is a pioneer in the application of cloud-enabled smart locker technology to create a marketing platform and delivery infrastructure for local agricultural businesses.

Talview
Investor
December 2021 - Present (2 years 11 months)
San Francisco Bay Area

Talview believes every person deserves the right to realize their full potential both academically and professionally. That's why thousands of recruiters and educators in more than 120 countries trust Talview to reimagine, humanize, and democratize their large-scale recruiting and credentialing processes.

Talview's award-winning Talent Measurement Platform seamlessly orchestrates talent workflows for screening, interviews, assessment, and proctoring. Organizations looking to make more efficient, effective, and intelligent decisions throughout the talent lifecycle can now access a single AI-powered platform that helps them do that. With a 360-degree view of talent potential, you can make quick, confident, and bias-free decisions to provide an equal opportunity for all.

Son Foods
Seed Investor
November 2021 - Present (3 years)
Vietnam

Sempera Organics Inc.
Seed Investor
November 2021 - Present (3 years)
San Francisco Bay Area

VitaBowl
Seed Investor
January 2020 - Present (4 years 10 months)
San Francisco Bay Area

Vitabowl is premium on demand delivery brand that serve locally sourced, vegetarian, superfood meals and beverages.

kea
Advisor & Investor
August 2017 - Present (7 years 3 months)
Mountain View, California

Take orders automatically when customers call your restaurant.

Workstream
Investor
January 2020 - Present (4 years 10 months)
San Francisco Bay Area

Workstream (www.workstream.is) is an automated hiring platform for companies employing hourly workers — retail, restaurants, logistic companies, hospitality firms, and on-demand startups. We cut in half the time that companies take to hire, on-board and train hourly workers via automation, mobile workflows and machine learning.

alamar
Top Chef Season 18 ; Co-Owner
May 2014 - Present (10 years 6 months)
Oakland, ca

www.alamaroakland.com

alaMar ("to the sea") brings mouth-watering crustacean boils and unique eats to the thriving Uptown Oakland restaurant scene. The industrial decor pays homage to this port city while encouraging you to roll up your sleeves and satisfy your primal instinct by diving into every dish – from starters to desserts – with your bare hands. Our ever evolving menu, reflecting locally-sourced and sustainable ingredients, is made to share over conversation and laughter with friends. Indulge in our bar featuring an exquisite selection of local wines, as well as innovative beer cocktails, hand crafted mixed drinks and house made sodas. Rustic artisanal sandwiches replace seafood boils during lunch hour.

Next Force Technology
Advisor & Investor
September 2015 - Present (9 years 2 months)
Backed by Mayfield, Lightspeed and Foundation Capital, Next Force Technology is a market and payment network addressing a large white space opportunity.

Okashi Fusion
Co-Founder
July 2016 - Present (8 years 4 months)
Vacaville

Okashi Fusion is a fast-casual restaurant specializing in Hawaiian Poke and desserts.

- Provided marketing research and new food concept idea to the Founder

- Surpassed sales expectation with $900K revenue in 1st year and sales on pace to increase by 33% in 2018

- Trained store managers in business operations, customer service, and employee retention yielded a 4.7 Star Yelp Rating (450 reviews) to date

- Devised an expansion plan for five additional corporate locations and franchising by 2020

TAGS Inc
Seed Investor
August 2022 - June 2024 (1 year 11 months)
Los Angeles, California, United States

Decentralizing commerce with Tags,
"buy now" coordinates that instantly monetize all of your media --on and offline.

Wherever you place a Tag becomes an instant and distributed point of sale. Selling is friction-free and omnichannel, decoupled from a website. Customers only sign up for Boost once.

Silicon Valley Social Venture Fund - SV2
SV2 Partner
August 2022 - June 2024 (1 year 11 months)
Redwood City, California, United States

Silicon Valley Social Venture Fund
(SV2) is a learning community of innovative givers committed to accelerating equity in the Bay Area through grantmaking and impact investing.

Excelerate
Champion
September 2021 - March 2024 (2 years 7 months)
San Francisco Bay Area

Excelerate connects Startup's to Global 5000 Corporations for scaling revenue.

Excelerate was created to bridge the gap between innovators looking to scale and enterprises looking for game changing innovation. Excelerate selects the most promising scale ready start ups and helps them prepare for and access global markets and strategic partnerships. Through a worldwide network of corporate leaders, advisors and mentors, Excelerate facilitates highly curated connections to accelerate revenue, strategic partnerships and scale. The results from the first 45 startups in the program resulted in 100s of millions in value creation. www.excelerate.it for more details on how to get involved.

Genius Juice

Investor
August 2021 - March 2024 (2 years 8 months)
Los Angeles County, California, United States

Our approach is simple: we blend organic coconut meat and coconut water to make a creamy smoothie without the use of concentrates or preservatives. It's Pure Genius!

Omni Bev
Chief Sales Officer (CSO)
September 2019 - March 2024 (4 years 7 months)
San Francisco Bay Area

Woman-owned and brewed in California, Omni prides itself in bottling our coffee beans 100% locally from the lush mountains of Da Lat, Vietnam. The modernized approach toward cold brew smooths out the flavor while kicking up the caffeine levels, mellowing the profile to create a balance of sweetness and acidity. It is through this revolutionary method that coffee drinkers far and wide can enjoy the rich history of Da Lat's coffee in every gourmet, small-batch bottle of Omni.

Omni promises to breathe new vitality with each sip of our traditional Vietnamese cold brew coffee. The unsweetened option, Original Black, give robust flavor with a stout-like texture from a special nitro process. For a sweeter alternative, try Omni's Good Morning Saigon Coffee infused with condensed milk.

American Leadership Forum Silicon Valley
Senior Fellow
March 2022 - March 2023 (1 year 1 month)
Silicon Valley, California, United States

ALF is a national, nonprofit organization dedicated to building stronger communities by joining and strengthening diverse leaders to serve the common good. ALF was established in 1980 to provide a new model for community leadership, based on cross-sector collaboration and establishing a strong network that can leverage the knowledge and talents of diverse leaders. This is accomplished through the ALF Fellows Program and Senior Fellows Network in each of the communities ALF serves.

Today, there are ten ALF chapters located throughout the United States. Each chapter tailors the Fellows program and Senior Fellows activities to the region that it serves.

SKU
Graduate
August 2022 - November 2022 (4 months)
Austin, Texas, United States

SKU is an accelerator program for stellar
consumer product startups - the nation's
first CPG accelerator.

Startup companies from around the
country with innovative consumer products
apply to SKU to receive the resources and
relationships that they require to become
breakout successes and household names.
Alumni include such brands as Siete, EPIC
Provisions and Austin Eastciders.
SKU surrounds those stellar startups with a
a team of seasoned entrepreneurial
mentors, customized educational content,
advanced operations support, and access
to funding.

TorchFi
Advisor & Investor
May 2018 - October 2021 (3 years 6 months)
San Francisco Bay Area

TorchFi converts wifi access point into a smart sales agent for hotels, malls,
airports, stadiums and other brick and mortar businesses. The first product on
this platform is Wifi Waiter for the hospitality industry.

WiFi Waiter allows guests to place order from table-side, through their phones,
without need of downloading any app. This helps the restaurant manage rush
our traffic with less staff and also increase sales through targeted offerings.

We are part of Alchemist Accelerator batch 18

We are 1 of 20 apps on the Meraki MarketPlace

Gilroy MarketPlace
Co-Owner
November 2016 - December 2019 (3 years 2 months)

Vinci Park Elementary School
PTA President
May 2015 - August 2017 (2 years 4 months)
San Jose, California

Being involved with your child's education is a very rewarding experience. I was honored and blessed to be the PTA President of my son's elementary school.

PopcornApps
Project Manager
May 2012 - February 2017 (4 years 10 months)
Fremont, California

- Define concepts, scope, costs, and manage timelines to execute global projects.
- Lead multiple project teams with multiple project tracks to accomplish specific objectives for a single global client.
- Develop master and supporting project plans
- Responsible for delivery of milestones and successful completion of project plans
- Owner of change management and enablement plans
- Define and document risks, own executive escalation where required, and document mitigation plans
- Coordinates and prioritizes of resources across projects, manages links between the projects and the overall costs and risks of the program
- Communicates progress against milestones and deliverables to a broad audience including executive stakeholders and tactical owners.
- Provides senior-level business consulting in the areas of business process improvement, data management, automation, sales, operations, and sales enablement.
- Owns communication and client satisfaction around key strategic and business optimization projects
- Holds client meetings to discuss operational actions, enhancements, and issues
- Interact with multiple departments to gather business requirements, track open items, and ensure timely delivery to the client
- Manages across departments and locations to achieve client satisfaction and company vision

- Understands business constraints and determines the processes required to achieve results

Gilead Sciences
Project Manager (Contractor)
January 2014 - March 2015 (1 year 3 months)
Foster City, CA

Intel Corporation
Beta Support Program Manager (Contractor)
May 2013 - December 2013 (8 months)
Santa Clara, CA

• Intel Media is a new consumer-facing entertainment company dedicated to providing TV service over the Internet and will offer a blend of Live TV and on-demand content.
• Plan and execute beta programs to meet the objectives defined by Product Management,
Engineering and Product Marketing
• Manage key cross-functional projects to improve Intel Media beta program management processes
• Implement techniques to improve efficiency, ensure deliverables are on-time and within budget, resolve issues and achieve cost savings
• Develop and manage internal customer relationships, project plans and resources
• Devise mechanisms to measure progress against team and corporate goals
• Understand impact of other projects on beta program management initiatives and work to address
• Guide key cross-functional stakeholders to act in accordance with corporate beta program initiatives and processes
• Worked directly on or has a strong knowledge of the beta process and critical success factors
• Demonstrated success in building scalable and effective processes
• Program management experience involving cross-functional projects with multiple dependencies and constraints
• Effective problem solving skills, being able to identify necessary data, analyze, and make recommendations
• Ability to work cross functionally with multiple groups and at all levels of the organization
• Ability to work with minimal supervision to complete tasks
• Strong presentation, communication and teamwork skills

• Experience with managing Beta Programs using the Centercode Platform
• Provide C-Level Reporting on weekly basis

Mustang Ventures
Co-Founder
August 2011 - March 2013 (1 year 8 months)

- Founded a web-based and mobile platform that is aimed to solve time-management / appointment problems for all service-oriented industries

- Worked closely with off-shore development team to define business and technical requirements and successfully deploy the product in nine months

- Collaborated with sales team to develop a go-to-market strategy to drive direct sales to small and medium business owners across all service industries

- Source and negotiate partnership deals with established organizations and online platforms

- Recommend improvements to engineers to enhance product as required, based on market feedback and experience

Cisco Systems
14 years 2 months

Escalation Engineer/Release Manager
May 2000 - August 2011 (11 years 4 months)
San Jose, CA

- Conducted project/program level SCM risk assessment and identified SCM risks to mitigate impact to success of project release.
- Scheduled meetings, and identified, documented and prioritized risks in collaboration with project, release and program managers by adding mitigation actions of selected risks to the project plan tracking list.
- Tracked issues including defect, incident, and bug tracking to closure using SCM tools and spreadsheets.
- Consolidated inputs from all project stakeholders to ensure successful release implementation to the production environment with minimal disruption.
- Resolved escalated technical issues within the defined process (CDETS, JIRA, Rally).
- Performed root cause analysis and managed escalations including documenting case notes, monitoring issues, and ensuring resolution.

- Updated and maintained knowledgeable of tools and information for Tier 1 and 2 customer support engineers.
- Coordinated escalation and remediation activities with internal and remote engineering teams.

IT Business Analyst
July 1997 - May 2000 (2 years 11 months)
San Jose, CA

- Provided global technical support for the 1000+ staff in the Customer Support Engineering community on upgrades and enhancements to their CRM spanning three continents

- Defined and assessed business requirements self-service online help tools (CCO-Cisco Connection Online) for Cisco's customers that reduce the number of service requests by 25% from coming into the call center

- Delivered a reporting platform to Senior Management to review KPIs and other business metrics to make inform decisions and improve Cust Sat by 15%

GEOTON PHOTO, INC
Co-Founder
January 2001 - January 2007 (6 years 1 month)
San Jose, CA

- Provided videography and photography services for weddings and special events

- Edited videos and trained personnel in filming and editing high quality videos.

- Drove sales and marketing campaigns and negotiated contracts.

———

Education

California Polytechnic State University-San Luis Obispo
Bachelor of Science (BS), Management Information Systems/Finance; Computer Science (Minor) · (1993 - 1997)

Harvard Business School Executive Education
Leadership, Young American Leadership Program (YALP) · (June 2023 - July 2023)

